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                             June 30, 2022

       Linghui Kong
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-4
                                                            Submitted June 10,
2022
                                                            CIK No. 0001899123

       Dear Mr. Kong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

       Amendment No. 4 to Draft Registration Statement on Form F-4

       Selected Historical Financial Information of BSGA, page 31

   1. Please revise to ensure that all amounts presented in the selected historical financial information tables
agree to your financial statements. For example only, you indicate that net cash provided by
financing activities for the period ended December 31, 2021 was
                                                        $413,417; however, your
statement of cash flows on page F-21 indicates the amount is
                                                        $58,887,044.
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany
June       NameBitdeer Technologies Group
     30, 2022
June 30,
Page 2 2022 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Statement of Operations..., page 107

2. We note that adjustments (AA) and (BB) represent adjustments to eliminate nonrecurring transaction costs that are reflected in the historical financial statements. Please revise as these adjustments do not comply with the recently revised pro forma requirements in
         Article 11 of Regulation S-X. Refer to Section II.D.1.c of the adopting release on the
         Commission   s website at
https://www.sec.gov/rules/final/2020/33-10786.pdf.
Bitdeer's Management's Discussion and Analysis of Financial Condition... Overview, page 203

3. Please clarify your disclosure here, and throughout your filing, that you generated 3.9
         EH/s hosting hash rate from customer-owned mining machines hosted in your mining datacenters. In this regard, explain which of your business lines generated this hash rate.
Bitdeer Technologies Holding Company and Subsidiaries
Notes to the Combined and Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
h. Cryptocurrencies, page F-44

4. We note your responses to prior comments 10 and 11 in your letter dated April 6, 2022 and continue to evaluate your analysis.
5. We note your response to prior comment 13 in your letter dated April 6, 2022 and your revised disclosure in response to prior comment 3 and continue to evaluate your analysis.
6. You state that substantially all of your cryptocurrencies are received from your revenue arrangements. As such, please reconcile the additions to the balance of cryptocurrencies, as noted from your rollforward on page F-62, to total revenue recognized during the periods and explain the nature of the other additions.
p. Revenue recognition, page F-47

7. We note your responses to prior comments 15, 16, 17, and 19 in your letter dated April 6,
         2022 regarding Cloud Hash Rate and Cloud Hosting arrangements and continue to evaluate your analysis. As you proposed on the call with the Staff on June 28, 2022, please provide us with your comprehensive analysis supporting your accounting position, including the specific rights and obligations of each of the parties in the arrangements and your application of the authoritative accounting guidance.
8. In regard to your Cloud Hash Rate arrangements, you state that customers are able to use the computing power you provide to make transaction validation arrangements with mining pools to obtain mining rewards. You also state on page 209, Customers are able to use the subscribed computing power provided by us to enter into transaction validation
         arrangements with mining pools to obtain mining rewards.    Please
clarify your
         disclosure, consistent with your response to prior comment 17 in your letter dated April 6,
 Linghui Kong
Bitdeer Technologies Group
June 30, 2022
Page 3
      2022 indicating that mining pool operators do not have separate contracts with the Cloud
      Hash Rate customers.
9. You indicate in your response to prior comment 19 in your letter dated April 6, 2022 that you reassessed the accounting for Cloud Hosting arrangements and instead of recognizing the upfront payment as revenues upon the deployment of mining machines, the upfront payment should be recognized over the life of the mining machines. In addition, we note from your prior filings that you previously recognized the upfront payment net of the remaining net book value of the associated mining machine. Please explain the financial impact of these changes in accounting and revise to disclose the error in the prior financial statements.
10. We note that you provide General Hosting services to enable your customers to run blockchain computing operations. Please explain the basis for your accounting for these arrangements and address the following:
          Explain the material rights and obligations of the parties to the contract, including, but not limited to, your promises to the customer and the transaction price. Also provide us with a representative contract.
          Tell us whether these arrangements are or contain a lease under IFRS 16 and provide us with your accounting analysis.
          Tell us whether you have control over the customer-owned mining machine and provide us with your accounting analysis.
          Explain how you determined that your performance obligations are satisfied over time and the method used to recognize revenue.
11. In regard to your proprietary mining, please clarify the performance obligation(s) in your contracts with mining pool operators. In this regard, you state that you perform mining activities by participating in mining pools, but also indicate that providing computing power is the only performance obligation in your contracts with mining pool operators.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameLinghui Kong
                                                            Division of
Corporation Finance
Comapany NameBitdeer Technologies Group
                                                            Office of
Technology
June 30, 2022 Page 3
cc:       Will Cai
FirstName LastName